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May 26, 2023	BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Austin Pattan
Kathleen Krebs
Division of Corporation Finance Office of Technology

Re:	CXApp Inc.
Amendment No. 1 to Registration Statement on Form S-1 Filed May 26, 2023
File No. 333-271340

Ladies and Gentlemen:

On behalf of our client, CXApp Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Registration Statement on Form S-1 of the Company originally filed with the Commission on April 19, 2023 (the “Registration Statement”).

Amendment No. 1 reflects certain revisions to the Registration Statement in response to the comment letter to Mr. Sheikh, the Company’s Chief Executive Officer, dated May 15, 2023, from the staff of the Commission (the “Staff”) and other updated information.

The numbered paragraph in bold below set forth the Staff’s comments together with the Company’s responses. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 1, which is being filed with the Commission contemporaneously with the submission of this letter. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1.

Registration Statement on Form S-1 filed May 26, 2023

Cover Page

1.	It appears you are registering for resale the shares issuable upon exercise of the Public Warrants. As the Public Warrants have already been registered, please revise to indicate the company is offering the shares issuable upon exercise of the Public Warrants.

Response: The Company acknowledges the Staff’s comment and is clarifying that it is registering a total of 24,080,000 shares of common stock underlying the warrants, which are comprised of 13,800,000 shares of common stock issuable upon exercise of the Public Warrants and 10,280,000 shares of common stock issuable upon exercise of the Private Placement Warrants.

2.	It appears you are registering for resale the Private Placement Warrants. Therefore, also indicate that the company is offering the shares issuable upon exercise of the Private Placement Warrant.

Response: The Company acknowledges the Staff’s comment and is clarifying that it is registering a total of 24,080,000 shares of common stock underlying the warrants, which are comprised of 13,800,000 shares of common stock issuable upon exercise of the Public Warrants and 10,280,000 shares of common stock issuable upon exercise of the Private Placement Warrants.

3.	Please provide updated disclosure of the most recent market price of your Class A common shares.

Response: The Company acknowledges the Staff’s comment and has updated the market prices of the Company’s Class A common stock and warrants on the cover page in Amendment No. 1.

4.	For each of the shares and warrants being registered for resale, disclose the price that the selling securityholders paid for such securities.

Response: The Company acknowledges the Staff’s comment and has updated the price that each of the selling security holders paid for the securities being registered for resale on the cover page in Amendment No. 1.

5.	Disclose the exercise price of the warrants compared to the market price of the underlying securities. Disclose that cash proceeds associated with the exercise of warrants to purchase your common stock are dependent on your stock price. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants and the company will not receive proceeds from the exercise of the warrants. Furthermore, disclose you may not receive cash upon the exercise of the Private Placement Warrants since these warrants may be exercised on a cashless basis. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: The Company acknowledges the Staff’s comment and has added disclosures on the cover page and pages 9, 14, 35, 49-50, and 64 in Amendment No. 1.

6.	We note the significant number of redemptions of your Class A common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Class A common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A common stock.

Response: The Company acknowledges the Staff’s comment and has updated the cover page in Amendment No. 1.

Certain existing stockholders purchased, or may purchase, securities in the Company at a price below the current trading price…, page 12

7.	Please revise this risk factor to address all existing and selling securityholders who may experience a positive rate of return based on the current market price. This would include Inpixon and Inpixon’s management, through their interests in the Sponsor, as well as BlackRock.

Response: The Company acknowledges the Staff’s comment and has updated the risk factor on page 13-14 in Amendment No. 1.

Risk Factors, page 12

8.	We note that management has concluded that a material weakness exists in the company’s internal control over financial reporting and that the company’s disclosure controls and procedures are not effective. Please include a risk factor describing any material weaknesses, the resulting restatement, and any associated remediation procedures and the related time frame.

Response: The Company acknowledges the Staff’s comment and has included a risk factor on page 16 in Amendment No. 1.

Sales of a substantial number of our securities in the public market by the Selling Securityholders…, page 12

9.	You indicate that you are registering for resale 100,000 shares of common stock issued in a private placement to BTIG, LLC. Please disclose the price BTIG paid for these shares.

Response: The Company acknowledges the Staff’s comment and has updated the disclosure on page 13 in Amendment No. 1.

The market price of our Common Stock may be volatile and fluctuate substantially..., page 26

10.	We note your statement that your stock price may be volatile. However, it appears that you experienced substantial price volatility beginning on April 13, 2023, and have continued to experience price volatility since then. Please revise your risk factor to reflect that this volatility has actually occurred, rather than presenting it as hypothetical.

Response: The Company acknowledges the Staff’s comment and has updated the risk factor on page 30 in Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition..., page 44

11.	Please expand your discussion to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that the Sponsor, a beneficial owner of approximately 43% of your outstanding shares, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use.

Response: The Company acknowledges the Staff’s comment and has updated the discussion on page 49-50 in Amendment No. 1.

12.	In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A common stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. Quantify the total amount of net cash the company received in the business combination, taking into account the amount received from the trust account, Inpixon’s cash contribution, and the business combination transaction costs. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: The Company acknowledges the Staff’s comment and has updated the discussion on page 49-50 and 64 in Amendment No. 1.

Principal Stockholders, page 82

13.	Please update the beneficial ownership table, which appears to indicate the Business Combination has not been consummated yet. In addition, include the shares underlying the public and private warrants in the beneficial ownership of the holders of the warrants.

Response: The Company acknowledges the Staff’s comment and has updated the beneficial ownership table on page 97 in Amendment No. 1.

Description of Capital Stock Private Placement Warrants, page 92

14.	Please revise to indicate that the Sponsor privately purchased warrants and not units. Also revise to address that BlackRock also purchased Private Placement Warrants.

Response: The Company acknowledges the Staff’s comment and has updated the disclosure on page 107 in Amendment No. 1.

Item 15. Recent Sales of Unregistered Securities, page 100

15.	You indicate that there have been no recent sales of unregistered securities; however, it appears that there are transactions that should be disclosed. For example, we note you are registering the resale of securities privately sold to your Sponsor, BlackRock and BTIG, LLC.

Response: The Company acknowledges the Staff’s comment and has updated the disclosure on page II-2 in Amendment No. 1.

* * *

We thank the Staff for its review of the foregoing and Amendment No. 1. If you have further comments, please do not hesitate to contact me at michael.mies@skadden.com or by telephone at (650) 470-3130.

Sincerely,

/s/ Michael J. Mies
Name: Michael J. Mies

cc:	Khurram P. Sheikh, CXApp Inc.